PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF ADDITIONAL TRILOGY ENERGY TRUST UNITS

Calgary, Alberta (February 20, 2008) – Paramount Resources Ltd. (TSX:POU) ("Paramount") Paramount and Clayton H. Riddell, Paramount’s controlling shareholder, acquired, directly and indirectly, ownership or control of an aggregate of 2,016,947 trust units of Trilogy Energy Trust ("Trilogy") (representing approximately 2.1% of Trilogy's currently outstanding trust units on an undiluted basis) since January 17, 2008 (the date of the last Early Warning Report) through purchases over the Toronto Stock Exchange ("TSX") and acquisitions under Trilogy's Distribution Reinvestment Plan ("DRIP").  All of the trust units acquired by Clayton H. Riddell from January 17, 2008 to February 20, 2008 were indirect acquisitions under Trilogy’s DRIP.  Paramount and Clayton H. Riddell currently own or control in aggregate, directly and indirectly, 53,619,557 trust units of Trilogy or approximately 56.2% of Trilogy's currently outstanding trust units on an undiluted basis.

In addition to the foregoing, Clayton H. Riddell holds unvested options to acquire 400,000 trust units of Trilogy, 20,000 of which will vest in October 2008, the earliest vesting date.  The remaining options vest between 2009 and 2012.  If the 400,000 trust units underlying the aforementioned unvested options are included with the aggregate number of trust units of Trilogy held by Clayton H. Riddell and Paramount, then Clayton H. Riddell and Paramount would own or control an aggregate of 54,019,557 trust units of Trilogy (representing approximately 56.6% of Trilogy's currently outstanding trust units.)

Purchases over the TSX were at the prevailing market price. Purchases under the DRIP were from Trilogy's treasury at a 5% discount to the prevailing market price in accordance with the terms of the DRIP and were made pursuant to the prospectus exemption for purchases under distribution reinvestment plans in section 2.2 of National Instrument 45-106.  Options were granted pursuant to the terms of Trilogy’s option plan.

The direct and indirect purchases and acquisitions by each of Paramount and Clayton H. Riddell were made for investment purposes.  Paramount and/or Clayton H. Riddell may in the future increase or decrease their respective holdings in Trilogy depending on market conditions or other relevant factors.  This news release is being issued pursuant to securities legislation in each province of Canada and will be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information or to obtain a copy of the report, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994